UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 24, 2018 (September 23, 2018)

SIRIUS XM HOLDINGS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-34295	38-3916511
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1290 Avenue of the Americas, 11th Fl., New York, NY	10104
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 584-5100

Former name or former address, if changed since last report: Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On September 23, 2018, Sirius XM Holdings Inc. (“Sirius”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), by and among Sirius, Pandora Media, Inc. (“Pandora”) and White Oaks Acquisition Corp., pursuant to which, subject to the terms and conditions of the Merger Agreement, Sirius will acquire Pandora (such transaction, the “Merger”). Pursuant to the Merger, each outstanding share of Pandora common stock, par value $0.0001 per share (“Pandora Common Stock”), will be converted into the right to receive 1.44 shares (the “Exchange Ratio”) of Sirius common stock, par value $0.001 per share (“Sirius Common Stock”).

Further, pursuant to the Merger:

•

each option granted by Pandora under its stock incentive plans to purchase shares of Pandora Common Stock, whether vested or unvested will be assumed and converted into an option to purchase shares of Sirius Common Stock, with appropriate adjustments (based on the Exchange Ratio) to the exercise price and number of shares of Sirius Common Stock subject to such option, and will have the same vesting schedule and exercise conditions as in effect as of immediately prior to the closing of the Merger;

•

each unvested restricted stock unit granted by Pandora under its stock incentive plans will be assumed and converted into an unvested restricted stock unit of Sirius, with appropriate adjustments (based on the Exchange Ratio) to the number of shares of Sirius Common Stock to be received, and will have the same vesting schedule and settlement date as in effect as of immediately prior to the closing of the Merger; and

•

each unvested performance award granted by Pandora under its stock incentive plans shall be cancelled and forfeited if the per share value of merger consideration at the closing of the transactions as determined pursuant to the Merger Agreement is less than $20.00, and otherwise each such award will be assumed and converted into a time vesting award to receive a number of shares of Sirius Common Stock based on the Exchange Ratio, and will have the same vesting schedule as in effect as of immediately prior to the closing of the Merger.

The Merger Agreement contains customary representations and warranties from both Sirius and Pandora, and each party has agreed to customary covenants, including covenants relating to the conduct of Sirius’ and Pandora’s businesses during the period between the execution of the Merger Agreement and the closing of the Merger. In the case of Pandora, such obligations include its agreement to call a meeting of its stockholders to adopt the Merger Agreement, and, subject to certain exceptions, to recommend that its stockholders adopt the Merger Agreement.

During the period beginning on the date of the Merger Agreement and continuing until 12:01 A.M. (New York City time) on October 24, 2018 (the “No-Shop Period Start Date”), Pandora has the right to (i) initiate, solicit, facilitate and encourage any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a competing acquisition proposal, (ii) furnish to any person that is party to an acceptable confidentiality agreement any information which is reasonably requested by any person in connection with their potentially making a competing acquisition proposal and (iii) participate or engage in discussions or negotiations with such person regarding a competing acquisition proposal.

On the No-Shop Period Start Date, Pandora will cease such activities, and will be subject to further restrictions, including that it will not (i) solicit proposals or offers that constitute, or could reasonably be expected to lead to, a competing acquisition proposal or (ii) engage in any discussions or negotiations regarding a competing acquisition proposal. However, prior to obtaining stockholder approval, Pandora may engage in the foregoing activities with any third party that provides Pandora with a competing acquisition proposal after the execution of the Merger Agreement and prior to the No-Shop Period Start Date (an “Excluded Party”), which acquisition proposal the Pandora board of directors determines in good faith prior to the No-Shop Period Start Date is or would reasonably be expected to lead to a superior proposal, unless such proposal is withdrawn or, in the good faith determination of the Pandora board of directors, no longer is or would reasonably be expected to lead to a superior proposal. Furthermore, Pandora can also engage in such activities with any third party that provides to Pandora an unsolicited bona fide written competing acquisition proposal, if the Pandora board of directors determines in good faith that such acquisition proposal constitutes, or is reasonably likely to result in, a superior proposal.

Prior to the approval of the Merger Agreement by the Pandora stockholders, the Pandora board of directors may change its recommendation that the Pandora stockholders adopt the Merger Agreement if the Pandora board of directors receives a superior proposal or if there is an intervening event, but only if certain conditions are satisfied with respect thereto and Pandora complies with its obligations in respect thereof.

The Pandora stockholders will be asked to vote on the adoption of the Merger Agreement at a special stockholder meeting that will be held on a date to be announced. The Merger is conditioned upon the vote of holders of a majority of the combined voting power of the outstanding shares of Pandora Common Stock and the outstanding shares of Pandora’s Series A Preferred Stock, voting together as a single class, in favor of the adoption of the Merger Agreement. Sirius has agreed to vote or cause to be voted all of the shares owned beneficially or of record by Sirius or its affiliates.

In addition to the stockholder approval described above, the completion of the Merger is subject to other customary conditions, including, among others, (i) the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act has expired or been terminated, (ii) the decisions, orders, consents or expiration of any waiting periods required by the competition laws of other countries and jurisdictions, (iii) the absence of any law or order that prohibits or makes illegal the Merger, (iv) subject to certain exceptions, the accuracy of the representations and warranties of each party and compliance by the parties with their respective covenants and (v) subject to certain exceptions, receipt by each of Pandora and Sirius of an opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Sirius and Pandora, including the right of Pandora, prior to the adoption of the Merger Agreement by the Pandora stockholders, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, so long as Pandora complies with certain notice and other requirements set forth in the Merger Agreement. In connection with any such termination and under other specified circumstances, Pandora must pay Sirius a termination fee of $105 million; provided that if, subject to specified limitations, Pandora terminates the Merger Agreement to accept a superior proposal with an Excluded Party by 11:59 P.M. (New York City time) on November 22, 2018, Pandora will pay Sirius a termination fee of $52.5 million.

The foregoing description of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

A copy of the Merger Agreement has been included to provide investors with information regarding its terms. The Merger Agreement is not intended to provide any other factual information about Pandora or Sirius. In particular, the representations and warranties contained in the Merger Agreement were made only for the purposes of such agreement as of the specific dates therein, and were solely for the benefit of the parties to such agreement. The representations and warranties contained in the Merger Agreement may be subject to limitations agreed upon by the parties thereto and are qualified by information in confidential disclosure schedule letters provided in connection with the signing thereof. These confidential disclosure schedule letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in such agreements may be subject to a standard of materiality provided for therein and have been used for the purpose of allocating risk among the parties thereto, rather than establishing matters of fact. Other than the express rights granted under the Merger Agreement to Pandora’s former stockholders to receive shares of Sirius Common Stock as merger consideration after the effective time of the Merger (subject to the limitations provided in the Merger Agreement), stockholders or investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Pandora, Sirius or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures of Pandora or Sirius.

* * *

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Sirius and Pandora. Sirius intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Pandora and a prospectus of Sirius and each party will file other documents regarding the proposed transaction with the SEC. Any definitive proxy statement/prospectus will also be sent to the stockholders of Pandora seeking any required stockholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and stockholders of Sirius and Pandora are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Sirius and Pandora with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Sirius may be obtained free of charge from Sirius at www.siriusxm.com, and the documents filed by Pandora may be obtained free of charge from Pandora at www.Pandora.com. Alternatively, these documents, when available, can be obtained free of charge from Sirius upon written request to Sirius, 1290 Avenue of the Americas, 11th Floor, New York, New York 10104, Attn: Investor Relations, or by calling (212) 584-5100, or from Pandora upon written request to Pandora, 2101 Webster Street, Suite 1650, Oakland, California 94612 Attn: Investor Relations or by calling (510) 451-4100.

Sirius and Pandora and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pandora in favor of the approval of the merger. Information regarding Sirius’ directors and executive officers is contained in Sirius’ Annual Report on Form 10-K for the year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and June 30, 2018 and its Proxy Statement on Schedule

14A, dated April 23, 2018, which are filed with the SEC. Information regarding Pandora’s directors and executive officers is contained in Pandora’s Annual Report on Form 10-K for the year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and June 30, 2018 and its Proxy Statement on Schedule 14A, dated April 10, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Sirius’ and Pandora’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: ability to meet the closing conditions to the merger, including the approval of Pandora’s stockholders on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the expected benefits from the proposed transaction; risks related to disruption of management time from ongoing business operations due to the proposed transaction; our or Pandora’s substantial competition, which is likely to increase over time; our or Pandora’s ability to retain subscribers or increase the number of subscribers is uncertain; our or Pandora’s ability to profitably attract and retain subscribers as our marketing efforts reach more price-sensitive consumers is uncertain; failing to protect the security of the personal information about our or Pandora’s customers; interference to our or Pandora’s service from wireless operations; we and Pandora engage in substantial marketing efforts and the continued effectiveness of those efforts are an important part of our and Pandora’s business; consumer protection laws and their enforcement; our or Pandora’s failure to realize benefits of acquisitions or other strategic initiatives; unfavorable outcomes of pending or future litigation; the market for music rights, which is changing and subject to uncertainties; our dependence upon the auto industry; general economic conditions; existing or future government laws and regulations could harm our or Pandora’s business; failure of our satellites would significantly damage our business; the interruption or failure of our or Pandora’s information technology and communications systems; rapid technological and industry changes; failure of third parties to perform; our failure to comply with FCC requirements; modifications to our or Pandora’s business plan; our or Pandora’s indebtedness; our studios, terrestrial repeater networks, satellite uplink facilities or our or Pandora’s other ground facilities could be damaged by natural catastrophes or terrorist activities; our principal stockholder has significant influence over our affairs and over actions requiring stockholder approval and its interests may differ from interests of other holders of our common stock; we are a “controlled company” within the meaning of the NASDAQ listing rules;

impairment of our or Pandora’s business by third-party intellectual property rights; changes to our dividend policies which could occur at any time; and risks related to the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01	Financial Statements and Exhibits

Exhibit No.	Description

2.1	* Agreement and Plan of Merger and Reorganization by and among Sirius XM Holdings Inc., Pandora Media, Inc. and White Oaks Acquisition Corp., dated as of September 23, 2018.

*

Certain schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K and Sirius agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIRIUS XM HOLDINGS INC.
(Registrant)

Date: September 24, 2018	By:	/s/ Patrick L. Donnelly
(Signature)

	Name:	Patrick L. Donnelly
	Title:	Executive Vice President, General Counsel and Secretary